SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                   927926 20 4

                                 (CUSIP Number)

              Exploration Capital Partners 2000 Limited Partnership
                               c/o Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 4, 2002

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE


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CUSIP No. 927926 20 4                                                Page 2 of 7

                                  SCHEDULE 13D

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1      NAME OF REPORTING PERSON                     Exploration Capital Partners
                                                        2000 Limited Partnership
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              88-0451737
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |X|

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3      SEC USE ONLY


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4      SOURCE OF FUNDS

                                                                              WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              --
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          Nevada
--------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER
       SHARES                                                                  0
                        --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                                                        2,152,814
                        --------------------------------------------------------
        EACH            9      SOLE DISPOSITIVE POWER
      REPORTING                                                                0
                        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
        WITH                                                           2,152,814
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,152,814
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                              --
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           20.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                                                                              PN
--------------------------------------------------------------------------------


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CUSIP No. 927926 20 4                                                Page 3 of 7

                                  SCHEDULE 13D

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1      NAME OF REPORTING PERSON          Resource Capital Investment Corporation
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              88-0384205

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

                                                                  Not applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              --
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          Nevada
--------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER
       SHARES                                                                  0
                        --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                                                        2,152,814
                        --------------------------------------------------------
        EACH            9      SOLE DISPOSITIVE POWER
      REPORTING                                                                0
                        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
        WITH                                                           2,152,814
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,152,814
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                              --
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           20.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                                                                              CO
--------------------------------------------------------------------------------


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CUSIP No. 927926 20 4                                                Page 4 of 7

                                  SCHEDULE 13D
                                (Amendment No. 2)

      The Statement on Schedule 13D, dated May 3, 2002, initially filed by Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital") and its corporate general partner, Resource Capital Investment Corporation ("Resource Capital"), as amended by Amendment No. 1, dated July 2, 2002 (as so amended, the "Schedule 13D"), is hereby amended by this Amendment No. 2, dated November 13, 2002 (the "Amendment"), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the
Schedule 13D.

      Information in this Amendment is provided to: (1) reflect the automatic conversion of Debentures of the Issuer; and (2) report sales of Common Shares by Exploration Capital and other transactions in Common Shares, all as described in
Item 5(a) hereof.

      NOTE: Beneficial ownership calculations below are based on 9,306,504 Common Shares of the Issuer outstanding as of November 6, 2002.

Item 2. Identity and Background

      Item 2(a) is hereby amended and restated to read in its entirety as follows:

      (a) Names

      This Statement is filed by (i) Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital"), as the direct beneficial owner of Shares* and (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital Investment Corp. ("Resource Capital") (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

      The only executive officers or Directors of any of the Reporting Persons are: Arthur Richards Rule, President and a Director of Resource Capital; and Keith Presnell, Chief Financial Officer and a Director of Resource Capital. Information as to Messrs. Rule and Presnell is provided in addition to that for the Reporting Persons in Items 2 through 6 of this Statement.

      * NOTE: For purposes of this Statement, the term "Shares" includes Common Shares owned (if any) as well as those issuable on exercise of warrants.


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CUSIP No. 927926 20 4                                                Page 5 of 7

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated to read in its entirety as follows:

      (a) Exploration Capital is the direct beneficial owner of 2,152,814 Shares (including 1,122,807 immediately exercisable purchase warrants), representing approximately 20.6% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of this Statement, Resource Capital may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

      By virtue of the relationships described under Item 2 of the amended Statement on Schedule 13D, dated November 13, 2002, filed by Mr. Rule et al., Mr. Rule may be deemed to share indirect ownership of (i) the Shares directly beneficially owned by Exploration Capital, (ii) 296,296 Shares (all of which are immediately exercisable share purchase warrants) directly beneficially owned by Global Resource Investments Ltd. ("Global Resource") and (iii) 248,574 Common Shares directly beneficially owned by Rule Investments, Inc. ("Rule Investments"), the General Partner and 100% owner of Global Resource. These represent an aggregate indirect beneficial ownership of 2,697,684 Shares, or approximately 25.2% of the Issuer's outstanding Common Shares.

      Mr. Presnell is the direct beneficial owner of 124,278 Shares (including 58,479 immediately exercisable purchase warrants), representing approximately 1.3% of the Issuer's outstanding Common Shares.

      (b) Exploration Capital has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationship described in
Item 2, Resource Capital may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital.

      By virtue of the relationships referred to in Item 5(a) above, Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital, Global Resource and Rule Investments.

      Mr. Presnell has the direct power to vote and direct the disposition of the Shares held by him.

      (c) The following event and transactions occurred during the past 60 days with respect to the Shares beneficially owned by the Reporting Persons (and indirectly beneficially owned by Mr. Rule):

On September 19, 2002, the Securities and Exchange Commission declared effective a registration statement covering resale by selling security holders of Issuer Common Shares. The Shares covered by the registration statement include Shares issuable upon conversion of Debentures and exercise of warrants (including warrants to be issued upon conversion of Debentures). As a consequence, the $1,152,000 principal amount of Debentures held by Exploration Capital were automatically converted, pursuant to their terms, into 1,122,807 Debenture Units at a price of $1.026 per Debenture Unit. Each Debenture Unit consisted of one Common Share and one warrant entitling the holder to purchase one Common Share at a price of $1.50.

Exploration Capital sold Common Shares, all in open market transactions, as follows:

October 30, 2002 - 34,400 shares at $2.8014 per share, for aggregate proceeds of approximately $96,368.

October 31, 2002 - 13,900 shares at $2.7558 per share, for aggregate proceeds of approximately $38,306.

November 1, 2002 - 44,500 shares at $2.70 per share, for aggregate proceeds of approximately $120,150.

On November 4, 2002, Global Resource distributed 296,296 Common Shares, as follows: 248,574 Common Shares to Rule Investments, its General Partner, 30,799 Common Shares to Mr. Presnell and 16,923 Common Shares to persons unaffiliated with either of the Reporting Persons.


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CUSIP No. 927926 20 4                                                Page 6 of 7

      The following event and transactions occurred during the past 60 days with respect to the Shares beneficially owned by Mr. Presnell:

On September 19, 2002, pursuant to the above-described resale registration statement being declared effective by the Securities and Exchange Commission, $60,000 principal amount of Debentures held by Mr. Presnell were automatically converted, pursuant to their terms, into 58,479 Debenture Units at a price of $1.026 per Debenture Unit. Each Debenture Unit consisted of one Common Share and one warrant entitling the holder to purchase one Common Share at a price of $1.50.

Mr. Presnell sold Common Shares, all in open market transactions, as follows:

October 1, 2002 - 2,091 shares at $3.60 per share, for aggregate proceeds of approximately $ 7,510.

October 3, 2002 - 6,000 shares at $ 3.34 per share, for aggregate proceeds of approximately $ 20,000.

October 4, 2002 - 3,388 shares at $ 3.30 per share, for aggregate proceeds of approximately $ 11,150.

October 9, 2002 - 3,000 shares at $ 3.03 per share, for aggregate proceeds of approximately $ 9,065.

October 16, 2002 - 2,000 shares at $ 3.80 per share, for aggregate proceeds of approximately $ 7,570.

October 22, 2002 - 3,400 shares at $ 3.09 per share, for aggregate proceeds of approximately $ 10,480.

October 22, 2002 - 1,600 shares at $ 3.13 per share, for aggregate proceeds of approximately $ 4,977.

October 31, 2002 - 2,000 shares at $ 2.65 per share, for aggregate proceeds of approximately $ 5,270.

On November 4, 2002, Mr. Presnell received 30,799 Common Shares in the distribution from Global Resource, as described above.

CUSIP No. 927926 20 4                                                Page 7 of 7

                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: November 13, 2002         Exploration Capital Partners 2000
                                Limited Partnership

                                By: Resource Capital Investment Corporation,
                                    its general partner


                                By: /s/ Keith Presnell
                                    ---------------------------------------
                                    Keith Presnell, Chief Financial Officer


Date: November 13, 2002         Resource Capital Investment Corporation


                                By: /s/ Keith Presnell
                                    ---------------------------------------
                                    Keith Presnell, Chief Financial Officer